

Mail Stop 4628

April 13, 2017

Kyle S. Ramachandran
Chief Financial Officer
Solaris Oilfield Infrastructure, Inc.
9811 Katy Freeway, Suite 900
Houston, TX 77024

> **Re: Solaris Oilfield Infrastructure, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 6, 2017**
> **File No. 333-216721**

Dear Mr. Ramachandran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Recent Trends and Outlook, page 53

1.   We note in response to comment 3 you disclose the utilization rates of 65% for 2016 and 51% in 2015. Such utilization rates could imply that you have excess capacity which is inconsistent with your disclosure on page 1 where you state you have more demand for your systems than you can satisfy with your existing fleet. Please clarify

how this qualitative statement regarding demand correlates to the quantified utilization rate for 2016 and discuss your expectations for utilization rates in 2017.

Results of Operations, page 57

Cost of Proppant System Services, page 58

2.   We note in response to comment 4 you have updated your disclosure to discuss the reasons for the increase in cost of proppant system services relative to the related revenue. However, as previously requested please provide the ratios and analysis where cost of proppant system rental and cost of proppant system services include the depreciation, depletion and amortization attributable to each.

Description of Capital Stock, page 107

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws, page 109

3.   We note your statement in the sixth bulleted item of page 109 that your certificate of incorporation and your bylaws "may be amended by the affirmative vote of the holders of at least two-thirds of [your] then outstanding Class A common stock." However, Section 12.1(B) of your amended and restated certificate of incorporation and Section 8.1 of your amended and restated bylaws indicate that such an amendment would require the affirmative vote of the holders of two-thirds of all outstanding stock entitled to vote thereon, and not just outstanding Class A common stock. Please advise.

Consolidated Statements of Operations, page F-9

4.   We note your response to comment 5. If you apply the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain cost and expense categories, separately report on the face of your statement of operations, depreciation and amortization amounts that are attributable to each line from which it has been excluded.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Senior Counsel, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources